EX-99.B(d)cmimafee



                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT


                          UNITED CASH MANAGEMENT, INC.

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rate of 0.40% of net assets.



As Amended and Effective June 30, 1999.